787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

October 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series Trust
Securities Act File No. 033-52742
Investment Company Act File No. 811-07238
Post-Effective Amendment No. 80

Ladies and Gentlemen:

On behalf of SunAmerica Series Trust (the “Trust”), a Massachusetts business trust, I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act in order to add three new series to the Trust, the SA BlackRock VCP Global Multi Asset Portfolio, SA Schroders VCP Global Allocation Portfolio and SA T. Rowe Price VCP Balanced Portfolio (each, a “Fund”). Each Fund seeks capital appreciation and income while managing portfolio volatility. Each Fund seeks to achieve its investment objective primarily by allocating its assets to various asset classes while employing a risk management process intended to manage the volatility level of the Portfolio’s annual returns. It is proposed that the Amendment will become effective on January 13, 2016 pursuant to Rule 485(a)(2) under the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Enclosures

cc:	Kathleen Fuentes, Esq. SunAmerica Asset Management LLC.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

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